Annex A

to CIIG's transfer agent physically or electronically through the Depository Trust Company ("DTC"). The address of CIIG's transfer agent is listed under the question "Who can help answer my questions?" below. CIIG requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to CIIG's transfer agent electronically. In order to obtain a physical stock certificate, a stockholder's broker and/or clearing broker, DTC and CIIG's transfer agent will need to act to facilitate the request. It is CIIG's understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because CIIG does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CIIG's consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to CIIG's transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that CIIG's transfer agent return the shares (physically or electronically). Such requests may be made by contacting CIIG's transfer agent at the phone number or address listed under the question "Who can help answer my questions?"

Q. What are the U.S. federal income tax consequences of exercising my redemption rights?

A. CIIG stockholders who exercise their redemption rights to receive cash from the Trust Account in exchange for their Public Shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of CIIG Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder's tax basis in his, her or its shares of CIIG Common Stock generally will equal the cost of such shares. A stockholder who purchased CIIG Units will have to allocate the cost between the shares of CIIG Common Stock or CIIG Warrants comprising the CIIG Units based on their relative fair market values at the time of the purchase. Please see the section entitled "*Material U.S. Federal Income Tax Considerations*."

Q: If I hold CIIG Warrants, can I exercise redemption rights with respect to my warrants?

A: No. There are no redemption rights with respect to the CIIG Warrants.

Q. If I hold CIIG Warrants, what are the U.S. federal income tax consequences of my CIIG Warrants converting into Holdco Warrants?

A. In connection with the Business Combination, each issued and outstanding CIIG Warrant will cease to represent a right to acquire shares of CIIG Common Stock and will instead represent the right to acquire the same number of Holdco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing of the Business Combination.

If the Merger qualifies as a "reorganization" under Section 368 of the Code, subject to Section 367(a) of the Code, a U.S. holder of CIIG Warrants generally should not recognize any gain or loss upon the Closing of the Business Combination; the aggregate tax basis of such U.S. holder's basis in the Holdco Warrants will be the same as the aggregate tax basis of such U.S. holder's CIIG Warrants immediately before the closing of the Business Combination; and the holding period of such warrants will continue, provided that the CIIG Warrants are held as capital assets on the effective date of the closing of the Business Combination. However, it is unclear whether the requirements of Section 368 of the Code can be satisfied and such qualification is not a condition of the Business Combination.

If the Merger does not qualify as a "reorganization" under Section 368 of the Code, a U.S. holder of CIIG Warrants could be treated as transferring its CIIG Warrants to Holdco in exchange for Holdco Warrants in an exchange governed only by Section 351 of the Code. If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Holdco Warrants treated as received by such holder and the Holdco Ordinary Shares received by such holder, if any, over (y) such holder's aggregate adjusted tax basis in the CIIG Warrants and CIIG common stock, if any, exchanged therefor) and (ii) the fair market value of the Holdco Warrants received by such holder in such exchange.

Akin Gump Strauss Hauer & Feld LLP is unable to opine with respect to the Merger's qualification as a reorganization under Section 368 of the Code. See Risk Factors, "There may be tax consequences of the Warrant Amendment or the Business Combination that may adversely affect holders of CIIG Warrants." For an additional discussion of the U.S. federal income tax treatment of CIIG Warrants in connection with the Merger, see the section entitled "Material U.S. Federal Income Tax Considerations—U.S. Holders."

Q: Do I have appraisal rights if I object to the proposed Business Combination?

A: No. There are no appraisal rights available to holders of shares of CIIG Common Stock in connection with the Business Combination.

Q: What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A: If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) CIIG stockholders who properly exercise their redemption rights and (ii) cash consideration pursuant to the Business Combination Agreement. Any additional funds available for release from the Trust Account will be used for general corporate purposes of Holdco following the Business Combination.

Q: What happens if the Business Combination is not consummated?

A: There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled "*The Business Combination Agreement*" for information regarding the parties' specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, CIIG is unable to complete a business combination by December 17, 2021, or amend the CIIG Amended and Restated Certificate of Incorporation to extend the date by which CIIG must consummate an initial business combination, CIIG's Amended and Restated Certificate of Incorporation provides that CIIG will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CIIG's remaining stockholders and CIIG's board of directors, dissolve and liquidate, subject in each case to CIIG's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the section entitled "*Risk Factors—Risks Related to CIIG and the Business Combination—CIIG may not be able to complete the business combination within the prescribed time frame, in which case CIIG would cease all operations except for the purpose of winding up and CIIG would redeem its public shares and liquidate, in which case CIIG's public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and CIIG's warrants will expire worthless.*" and "*—CIIG's stockholders may be held liable for claims by third parties against CIIG to the extent of distributions received by them upon*

The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and CIIG's and Arrival's ability to consummate the Business Combination and Holdco's financial condition and results of operations following the Business Combination may be materially adversely affected. Each of CIIG, Arrival and Holdco may also incur additional costs due to delays caused by COVID-19, which could adversely affect Holdco's financial condition and results of operations.

The securities in which we invest the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public stockholders may be less than $10.00 per share.

The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that CIIG is unable to complete its initial business combination or make certain amendments to the CIIG Amended and Restated Certificate of Incorporation, its public stockholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to us, net of taxes payable. Negative interest rates could impact the per-share redemption amount that may be received by public stockholders.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

CIIG depends on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which they may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of CIIG's assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, CIIG may not be sufficiently protected against such occurrences. CIIG may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on CIIG's business and lead to financial loss.

U.S. Tax Risk Factors

There may be tax consequences of the Business Combination that may adversely affect holders of CIIG Common Stock or warrants.

Although the matter is not free from doubt, the exchange of CIIG Common Stock for Holdco Ordinary Shares pursuant to the Merger generally is expected to qualify as a tax-free exchange for U.S. federal income tax purposes. To the extent the Merger does not so qualify, it could result in the imposition of substantial taxes on CIIG's stockholders. In addition, although the matter is not free from doubt, the Merger may be a taxable transaction for U.S. federal income tax purposes to holders of CIIG Warrants. See the section titled "*Material U.S. Federal Income Tax Considerations.*"

There may be tax consequences of the Warrant Amendment or the Business Combination that may adversely affect holders of CIIG Warrants.

The appropriate U.S. federal income tax treatment of the CIIG Warrants in connection with the Business Combination is uncertain and depends on whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a "reorganization" under Section 368 of the Code. It is possible that a U.S. holder of CIIG Warrants could be treated as exchanging such CIIG Warrants and CIIG Common Stock, if any, for "new" Holdco Warrants and Holdco Ordinary Shares, if any, in a transaction that qualifies as a "reorganization" under Section 368 of the Code, subject to potential gain recognition which may be required under Section 367(a) of the Code. Alternatively, it is also possible that a U.S. holder of CIIG Warrants could be treated as transferring its CIIG Warrants and CIIG Common Stock, if any, to Holdco in an exchange governed only by Section 351 of the Code (and not by Section 368 of the Code), in which case such U.S. holder would recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Holdco Warrants treated as received by such holder and the Holdco Ordinary Shares received by such holder, if any, over (y) such holder's aggregate adjusted tax basis in the CIIG Warrants and CIIG Common Stock, if any, exchanged therefor) and (ii) the fair market value of the Holdco Warrants received by such holder in such exchange.

There are many requirements that must be satisfied in order for the Merger to qualify as a "reorganization" under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example to qualify as a reorganization, the acquiring corporation must either continue the acquired corporation's historical business or use a significant portion of the acquired corporation's historical business assets in a business. Since CIIG is a blank check company, it is unclear whether its historic business is sufficient to satisfy this requirement. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of CIIG. Accordingly, due to the factual uncertainty and the lack of authority, Akin Gump Strauss Hauer & Feld LLP is unable to opine with respect to the Merger's qualification as a reorganization under Section 368 of the Code. U.S. holders of CIIG Warrants are urged to consult with their tax advisors regarding the treatment of their CIIG Warrants in connection with the Merger.

The IRS may not agree that Holdco should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Holdco, which is incorporated under the laws of Luxembourg, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If Holdco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders could be subject to U.S. withholding tax.

As more fully described in the section titled "*Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Holdco—Tax Residence of Holdco for U.S. Federal Income Tax Purposes*," Holdco is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of CIIG securities or Holdco Ordinary Shares or warrants that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate whose income is subject to U.S. federal income tax regardless of its source; or

- a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Subject to the discussion below of CIIG Warrants and Section 367(a) of the Code, the exchange by a U.S. holder of CIIG common stock for Holdco Ordinary Shares pursuant to the Merger should qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification, a U.S. holder that exchanges its CIIG common stock in the Merger for Holdco Ordinary Shares generally should not recognize any gain or loss on such exchange, subject to Section 367(a) of the Code discussed below. In such case, assuming gain recognition is not required under Section 367(a) of the Code as described below, the aggregate adjusted tax basis of the Holdco Ordinary Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the CIIG common stock surrendered in the Merger in exchange therefor. The holding period of the Holdco Ordinary Shares should include the holding period during which the CIIG common stock surrendered in the Merger in exchange therefor.

The appropriate U.S. federal income tax treatment of CIIG Warrants in connection with the Merger is uncertain because, as described below, it is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a "reorganization" under Section 368 of the Code. It is possible that a U.S. holder of CIIG Warrants could be treated as exchanging such CIIG Warrants and CIIG Common Stock, if any, for "new" Holdco Warrants and Holdco Ordinary Shares, if any. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Holdco Warrants held by it immediately following the Merger and the adjusted tax basis of the CIIG Warrants held by it immediately prior to the Merger. Alternatively, it is also possible that a U.S. holder of CIIG Warrants could be treated as transferring its CIIG Warrants and shares of CIIG common stock to Holdco in exchange for Holdco Warrants and Holdco Ordinary Shares in an exchange governed only by section 351 of the Code (and not by section 368 of the Code). If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Holdco Warrants treated as received by such holder and the Holdco Ordinary Shares received by such holder over (y) such holder's aggregate adjusted tax basis in the CIIG Warrants and CIIG common stock treated as having been exchanged therefor) and (ii) the fair market value of the Holdco warrants treated as having been received by such holder in such exchange. If the deemed transfer of CIIG warrants also qualifies as part of a "reorganization" within the meaning of section 368 of the Code, subject to Section 367(a) of the Code discussed below, a U.S. holder of CIIG Warrants generally should not recognize any gain or loss on any such deemed transfer of CIIG Warrants, and such U.S. holder's basis in the Holdco warrants deemed received should be equal to the U.S. holder's basis in its CIIG Warrants deemed transferred. However, there are many requirements that must be satisfied in order for the Merger to qualify as a "reorganization" under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as CIIG, can satisfy the "continuity of business enterprise" requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of CIIG. For example, the requirements for reorganization treatment could be affected by the magnitude of CIIG Common Stock redemptions that occur in connection with the Merger. Accordingly, due to the factual uncertainty and the lack of authority, Akin Gump Strauss Hauer & Feld LLP is unable to opine with respect to the Merger's qualification as a reorganization under Section 368 of the Code.

U.S. holders of CIIG Warrants are urged to consult with their tax advisors regarding the treatment of their CIIG Warrants in connection with the Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for qualifying under Sections 351 or 368 of the Code with respect to transactions where a U.S. person transfers stock or securities in a U.S. corporation to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. holders of CIIG common stock will be deemed to transfer shares of such stock to Holdco in exchange for Holdco Ordinary Shares, so that these requirements will apply.

In general, Section 367(a) requires a U.S. holder to recognize gain (but not loss) on the exchange of CIIG common stock for Holdco Ordinary Shares by a U.S. holder in the Merger unless each of the following conditions is met: (i) the U.S. corporation complies with certain reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of Holdco is received in the exchange, in the aggregate, by "U.S. transferors" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership); (iii) no more than 50% of each of the total voting power and the total value of the stock of Holdco is owned, in the aggregate, immediately after the exchange by "U.S. persons" (as defined in the Treasury Regulations) that are either officers or directors or "five-percent target shareholders" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of CIIG; (iv) either (A) the U.S. holder is not a "five-percent transferee shareholder" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of Holdco or (B) the U.S. holder is a "five-percent transferee shareholder" of Holdco and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (v) the "active trade or business test" as defined in Treasury Regulation Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) Holdco or any qualified subsidiary of Holdco to be engaged in an "active trade or business" outside of the United States for the 36-month period immediately before the transfer and neither the transferors nor Holdco to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of Holdco to be at least equal to the fair market value of CIIG, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i), (ii), (iii) and (v) above more likely than not will be met and that, as a result, the Merger is not expected to fail to satisfy the applicable requirements on account of such conditions. It should be noted, however, that satisfaction of these requirements depends on an interpretation of legal authorities and facts relating to the Business Combination, and there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to U.S. holders of CIIG common stock cannot be made until the Merger is completed, and no rulings will be sought regarding the tax consequences of the Business Combination. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. holders of CIIG common stock that participate in the Merger to recognize taxable gain as a result of the Merger.

To the extent that a U.S. holder of CIIG common stock is required to recognize gain under Section 367(a) for any of the foregoing reasons, such U.S. holder would recognize gain, if any, in the Merger in an amount equal to the excess of (i) the sum of the fair market value of the Holdco Ordinary Shares (and, if such holder's CIIG Warrants convert to Holdco Warrants, the fair market value of the Holdco Warrants) received by such holder, over (ii) such holder's adjusted tax basis in the CIIG common stock (and CIIG Warrants, if any) exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder's holding period for the CIIG common stock (and CIIG Warrants, if any) exceeds one year at the time of the Merger.